SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 9)

CVSL Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12665T 10 7

(CUSIP Number)

Rochon Capital Partners, Ltd.

2400 North Dallas Parkway

Suite 230

Plano, Texas 75093

Attention: John P. Rochon

(972) 398-7120

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Leslie Marlow, Esq.

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

March 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,302,869(1)(2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,302,869(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,302,869 (1)(2)(3)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 41.6% (4)

(14)	Type of Reporting Person PN

(1) Rochon Capital Partners, Ltd. (“Rochon Capital”) directly owns 12,640,369 shares of Common Stock of CVSL Inc. common stock, par value $0.0001 per share (the “Common Stock”).  John Rochon Management, Inc. (“Rochon Management”) is the sole general partner of Rochon Capital, and John P. Rochon (“Mr. Rochon”) is the sole owner and the President of Rochon Management.  Therefore, Rochon Management and Mr. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these 12,640,369 shares.

(2) Of the 14,302,869 shares of Common Stock: (i) 12,640,369 shares are directly owned by Rochon Capital, (ii) 37,500 shares are owned directly by Rochon Management, and (iii) 1,625,000 shares are held by The Tamala L. Longaberger Revocable Trust (the “Longaberger Trust”). As previously disclosed, Rochon Capital, Rochon Management and Mr. Rochon may be deemed to be members of a group, therefore, the shares owned by Rochon Management and Mr. Rochon may be deemed to be beneficially owned by Rochon Capital. In addition, pursuant to a voting agreement (the “Voting Agreement”) between Rochon Capital and the Longaberger Trust, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital.

(3) As described in Item 4 of this statement, effective March 16, 2015, Kelly L. Kittrell (“Mr. Kittrell”), resigned as Chief Financial Officer and Director of the Company and ceased to be deemed a member of the group described in this statement and Russell Mack (“Mr. Mack”) also terminated of his membership in the group described in this statement. As a result, 150,000 shares of Common Stock owned directly by each of Mr. Kittrell and Mr. Mack are no longer deemed to be beneficially owned by any members of the group described in this statement and each of Mr. Kittrell and Mr. Mack are no longer deemed to beneficially own any shares owned by the remaining members of the group described in this statement.

(4) Percentage calculated based on 34,367,095 shares of Common Stock outstanding as of March 12, 2015. On October 16, 2104, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of Common Stock. Unless indicated otherwise, all references to share numbers in this filing reflect this reverse stock split.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,302,869 (1)(2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,302,869 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,302,869 (1)(2)(3)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 41.6% (4)

(14)	Type of Reporting Person CO

(1) Rochon Management is the sole general partner of Rochon Capital and Mr. Rochon is the sole owner and the President of Rochon Management.  Therefore, Rochon Management and Mr. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over shares held by Rochon Capital and Rochon Management.

(2) Of the 14,302,869 shares of Common Stock: (i) 12,640,369 shares are directly owned by Rochon Capital, (ii) 37,500 shares are owned directly by Rochon Management, and (iii) 1,625,000 shares are held by the Longaberger Trust. Pursuant to the Voting Agreement between Rochon Capital and the Longaberger Trust, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital. As previously disclosed, Rochon Capital, Rochon Management and Mr. Rochon may be deemed to be members of a group, therefore, the shares of Common Stock owned by Rochon Capital and Mr. Rochon may be deemed to be beneficially owned by Rochon Management.

(3) As described in Item 4 of this statement, effective March 16, 2015, Mr. Kittrell, resigned as Chief Financial Officer and Director of the Company and ceased to be deemed a member of the group described in this statement and Mr. Mack also terminated his membership in the group described in this statement. As a result, 150,000 shares owned directly by each of Mr. Kittrell and Mr. Mack are no longer deemed to be beneficially owned by any members of the group described in this statement and each of Mr. Kittrell and Mr. Mack are no longer deemed to beneficially own any shares owned by the remaining members of the group described in this statement.

(4) Percentage calculated based on 34,367,095 shares of Common Stock outstanding as of March 12, 2015. On October 16, 2104, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of common stock. Unless indicated otherwise, all references to share numbers in this filing reflect this reverse stock split.

CUSIP No. 12665T 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,302,869 (1)(2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,302,869 (1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,302,869 (1)(2)(3)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 41.6% (4)

(14)	Type of Reporting Person IN

(1) Mr. Rochon is the sole owner and President of Rochon Management, which is the sole general partner of Rochon Capital. Therefore, Mr. Rochon and Rochon Management may be deemed to be beneficial owners of, and share voting and dispositive power over, 14,302,869 shares of Common Stock (12,640,369 shares held directly by Rochon Capital, 1,625,000 subject to the Voting Agreement and 37,500 shares held directly by Rochon Management).

(2) Of the 14,302,869 shares of Common Stock: (i) 12,640,369 shares are directly owned by Rochon Capital, (ii) 37,500 shares are owned directly by Rochon Management,, and (iii) 1,625,000 shares are held by the Longaberger Trust. Pursuant to the Voting Agreement between Rochon Capital and the Longaberger Trust, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital. As previously disclosed, Rochon Capital, Rochon Management and Mr. Rochon may be deemed to be members of a group, therefore, the shares owned by Rochon Capital and Rochon Management may be deemed to be beneficially owned by Mr. Rochon.

(3) As described in Item 4 of this statement, effective March 16, 2015, Mr. Kittrell, resigned as Chief Financial Officer and Director of the Company and ceased to be deemed a member of the group described in this statement and Mr. Mack also terminated his membership in the group described in this statement. As a result, 150,000 shares owned directly by each of Mr. Kittrell and Mr. Mack are no longer deemed to be beneficially owned by any members of the group described in this statement and each of Mr. Kittrell and Mr. Mack are no longer deemed to beneficially own any shares owned by the remaining members of the group described in this statement.

(4) Percentage calculated based on 34,367,095 shares of Common Stock outstanding as of March 12, 2015. On October 16, 2104, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of Common Stock. Unless indicated otherwise, all references to share numbers in this filing reflect this reverse stock split.

This Amendment No. 9 to Schedule 13D (this “Amendment”) relating to shares of Common Stock of the Company is filed with the Securities and Exchange Commission (the “Commission”) by Rochon Capital, Rochon Management and Mr. Rochon (collectively, the “Reporting Persons”). The Reporting Persons filed an original Schedule 13D (the “Original Schedule 13D”) relating to shares of Common Stock with the Commission on October 9, 2012, and the Original Schedule 13D has been amended by the Reporting Persons as follows (as amended through Amendment No. 8 described below, the “Existing Schedule 13D”):

Amendment No.	Date	Amendment Type

Amendment No. 1	October 9, 2012	Amendment and restatement of the Original Schedule 13D in its entirety
Amendment No. 2	December 14, 2012	Amendment and restatement of Amendment No. 1 in its entirety
Amendment No. 3	January 10, 2013	Amendment and restatement of Amendment No. 2 in its entirety
Amendment No. 4	February 19, 2013	Amendment and restatement of Amendment No. 3 in its entirety
Amendment No. 5	April 19, 2013	Amendment of certain Items of Amendment No. 4 only
Amendment No. 6	June 27, 2013	Amendment of certain Items of Amendment No. 5 only
Amendment No. 7	December 3, 2013	Amendment of certain Items of Amendment No. 6 only
Amendment No. 8	May 7, 2014	Amendment of certain Items of Amendment No. 7 only

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

Members of Group

The Reporting Persons previously disclosed that each of Mr. Kittrell and Mr. Mack may be deemed to be a member of the group described in the Existing Schedule 13D and therefore the Reporting Persons may be deemed to be the beneficial owner of shares of Common Stock owned directly by Mr. Kittrell and Mr. Mack. On March 16, 2015, Mr. Kittrell resigned as Chief Financial Officer and Director of the Company and ceased to be a member of the group described in this statement and Mr. Mack also ceased to be a member of the group described in this statement. As a result, 300,000 shares of Common Stock (150,000 shares owned directly Mr. Kittrell and 150,000 shares owned directly by Mr. Mack) are no longer deemed to be beneficially owned by any member of the group described in this statement and each of Mr. Kittrell and Mr. Mack are no longer deemed to beneficially own any shares owned by the remaining members of the group described in this statement.

Follow-On Equity Offering

On March 4, 2015, the Company announced the closing of an underwritten public offering of 6,667,000 shares of Common Stock and warrants (“Warrants”) to purchase up to an aggregate of 6,667,000 shares of Common Stock at a combined offering price of $3.00.  The Warrants have a per share exercise price of $3.75, are exercisable immediately and will expire five years from the date of issuance. The Company also granted Aegis Capital Corp. and Feltl and Company (the “Underwriters”) a 45-day option to purchase up to an additional 1,000,050 shares of Common Stock and/or Warrants to purchase up to an aggregate of 1,000,050 shares of Common Stock to cover over-allotments. On March 4, 2015, the Underwriters partially exercised their over-allotment option to purchase additional Warrants to purchase 113,200 shares of Common Stock at a per Warrant price of $.0001. Following the issuance of the 6,667,000 shares of common stock, the Company had an aggregate of 34,367,095 shares of Common Stock outstanding.

Amended Share Exchange Agreement

As previously disclosed, on September 25, 2012, the Company consummated a share exchange agreement (the “Share Exchange Agreement”) with Happenings Communications Group, Inc. (“HCG”) and Rochon Capital. Under the Share Exchange Agreement, in exchange for all of the capital stock of HCG, the Company issued 21,904,302 shares of Common Stock to Rochon Capital (the “Initial Exchange”). The Initial Exchange was completed on September 25, 2012 and resulted in HCG becoming a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, Rochon Capital purchased and has the right to an additional 25,240,676 shares of Common Stock (the “Second Tranche Stock”), which may be issued in the future under certain limited circumstances as hereinafter described.

On October 10, 2014, the Company entered into an Amended Share Exchange Agreement with Rochon Capital, which became effective on December 1, 2014 (the “Amended Share Exchange Agreement”), which limits Rochon Capital’s right to be issued the 25,240,676 shares of Second Tranche Stock solely upon the occurrence of certain stock acquisitions by third parties or the announcement of certain tender or exchange offers with respect to the Common Stock. Upon issuance, these shares will possess no rights other than voting rights and will be subject to strict transfer restrictions.

The Amended Share Exchange Agreement is included as Exhibit 15 hereto and is incorporated by reference herein.

Reverse Stock Split

On October 16, 2104, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of Common Stock. Unless indicated otherwise, all references to share numbers in this filing reflect this reverse stock split.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date hereof and the reported beneficial ownership percentages are based on 34,367,095 shares of Common Stock outstanding on March 12, 2015, which number of shares is derived from the Company’s Form 10-K for the fiscal year ended December 31, 2014 (as amended), filed with the Commission on March 16, 2015.

(a) Number of shares and percent of Common Stock beneficially owned by each of the Reporting Persons:

Rochon Capital directly owns 12,640,369 shares of Common Stock, representing 36.8% of the current 34,367,095 shares of outstanding Common Stock. Additionally, if the group described herein is deemed to exist, Rochon Capital may be deemed to beneficially to own an aggregate of 14,302,869 shares of Common Stock, representing 41.6% of the current 34,367,095 shares of outstanding Common Stock, which consists of: (i) 12,640,369 shares directly owned by Rochon Capital, (ii) 37,500 shares owned directly by Rochon Management, and (iii) 1,625,000 shares are held by the Longaberger Trust. Pursuant to a Voting Agreement between Rochon Capital and the Longaberger Trust, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital.

Rochon Management directly owns 37,500 shares of Common Stock, representing less than 1% of the current 34,367,095 shares of outstanding Common Stock. Rochon Management, as the sole general partner of Rochon Capital, may be deemed to beneficially own the 12,640,369 shares of Common Stock held directly by Rochon Capital, and the 1,625,000 shares of Common Stock held by the Longaberger Trust (due to Rochon Capital’s right to vote such shares pursuant to the Voting Agreement). As a result, Rochon Management may be deemed beneficially to own an aggregate 14,302,869 shares of Common Stock, representing 41.6% of the current 34,367,095 shares of outstanding Common Stock.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Mr. Rochon may be deemed beneficially to own 14,302,869 shares of Common Stock, representing 41.6% of the current 34,367,095 shares of outstanding Common Stock (consisting of: (i) 12,640,369 held directly by Rochon Capital, (ii) the 1,625,000 shares held by the Longaberger Trust, and (iii) and 37,500 shares held directly by Rochon Management).

The Reporting Persons may be deemed to be a group because of their actions in concert to complete the transactions set forth in the Share Exchange Agreement (the “Transactions”), such that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Company provided for by the Share Exchange Agreement.

(b) Rochon Capital possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 0 shares of Common Stock. Rochon Capital possesses the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, 14,302,869 shares of Common Stock, representing 41.6% of the current 34,367,095 shares of outstanding Common Stock.

Rochon Management possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 0 shares of Common Stock. Rochon Management possesses the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, 14,302,869 shares of Common Stock, representing 41.6% of the current 34,367,095 shares of outstanding Common Stock.

Mr. Rochon may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 0 shares of Common Stock. Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Mr. Rochon may be deemed to possess the shared power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 14,302,869 shares of Common Stock, representing 41.6% of the current 34,367,095 shares of outstanding Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Effective March 16, 2015, Mr. Kittrell and Mr. Mack each ceased to be a member of the group described herein and therefore ceased to be deemed the beneficial owner of more than five percent of the shares of Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is amended by adding the following Exhibits:

Exhibit 15	Third Amendment to Share Exchange Agreement, dated as of December 1, 2014 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-36755) filed with the Commission on December 3, 2014)

Exhibit 16	Joint Filing Agreement, dated as of March 23, 2015, by and among the Reporting Persons

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2015	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: March 23, 2015	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: March 23, 2015	/s/ John P. Rochon
John P. Rochon